Exhibit 99.1

SilverCrest Files La Joya Preliminary Economic Assessment Report

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – December 23, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that the Preliminary Economic Assessment Report (PEA) for the Company’s La Joya Silver Copper Gold Project has been filed with the Canadian securities regulators and is available under the Company's profile on SEDAR at www.sedar.com.  The results of the PEA were previously announced in the Company’s news release dated October 21, 2013.

SilverCrest Mines Inc. (TSX‐V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach. SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 725,000 ounces of silver and 30,000 ounces of gold in 2013. Major expansion and construction of a 3,000 tonnes per day conventional mill facility is underway to significantly increase metals production at the Santa Elena Mine (open pit and underground) by 2014. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President and COO SILVERCREST MINES INC.

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